# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Solid Biosciences Inc., CIK 0001707502
CUSIP: 83422E204
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 500 Rutherford Avenue, Third Floor, Charlestown, Massachusetts (MA), 02129
Date of event which requires filing of this statement: 02/19/2025
Amends the filing with accession number 0001193125-24-259014
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Alexander Rakitin, Perceptive Advisors LLC, 51 Astor Place, 10th Floor, New York, New York (NY), 10003, (646) 205-5340; Louis Rambo, Proskauer Rose LLP 1001, Pennsylvania Avenue, NW Suite 600 South, Washington, District Of Columbia (DC), 20004, (202) 416-6878

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 11,934,679; sole dispositive power 0; shared dispositive power 11,934,679; aggregate amount beneficially owned 11,934,679 (15.6% of the class)
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 11,934,679; sole dispositive power 0; shared dispositive power 11,934,679; aggregate amount beneficially owned 11,934,679 (15.6% of the class)
- Perceptive Life Sciences Master Fund, Ltd. (CIK 0001249675): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 11,861,572; sole dispositive power 0; shared dispositive power 11,861,572; aggregate amount beneficially owned 11,861,572 (15.5% of the class)
- Perceptive Xontogeny Venture Fund, LP (CIK 0001757940): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 73,107; sole dispositive power 0; shared dispositive power 73,107; aggregate amount beneficially owned 73,107 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Solid Biosciences Inc.
Address of issuer's principal executive offices: 500 Rutherford Avenue, Third Floor, Charlestown, Massachusetts (MA), 02129

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended and supplemented as follows:

The shares of Common Stock set forth below in Item 5(c) of this Amendment No. 8 to Schedule 13D were acquired with working capital of the Master Fund for an aggregate purchase price of $20.2 million.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented as follows:

The information set forth in Item 6 below in this Amendment No. 8 to Schedule 13D is incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is amended and supplemented as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in rows 13 are based on 76,318,810 outstanding shares of Common Stock of the Issuer, as reported by the Issuer in its Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on February 18, 2025 and in the case of the Advisor, Mr. Edelman and the Master Fund, assume the exercise of stock options held by Adam Stone, the Chief Investment Officer of the Advisor, for a total of 28,033 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. Adam Stone, the Chief Investment Officer of the Advisor, holds stock options for a total of 62,433 shares of Common Stock, of which 28,033 are currently exercisable, or exercisable within 60 days. The Master Fund has the right to receive the director compensation provided in respect of Mr. Stone's board service through a partial management fee offset.
Transactions in the class effected during the past sixty days: On February 19, 2025, as part of an underwritten offering conducted by the Issuer, the Master Fund acquired 5,000,000 shares of Common Stock at $4.03 per share, for an aggregate purchase price of $20.2 million.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is amended and supplemented as follows:

In connection with the Issuer's underwritten public offering, the Master Fund entered into a lock-up agreement for a period of 60 days with the representatives of the underwriters (the "Lock-Up Agreement"). Pursuant to the Lock-Up Agreement, the Master Fund, subject to certain exceptions, agreed not to sell or otherwise transfer any shares of Common Stock or securities convertible into, exchangeable for or exerciseable for Common Stock, without the prior consent of the representatives.

The foregoing description of the Lock-Up Agreement is not complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is included as Exhibit 13 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is amended and supplemented as follows:

Exhibit 13 Form of Lock-Up Agreement (Incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2025)

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (02/21/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (02/21/2025)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Partner (02/21/2025)
- Perceptive Xontogeny Venture Fund, LP: /s/ Joseph Edelman, By: Perceptive Xontogeny Venture GP, LLC By: Joseph Edelman, Managing Member (02/21/2025)